Exhibit 99.9

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Alexco Resource Corp. (“Alexco”) for the year ended December 31, 2016 (the “Form 40-F”), I, Dr. Gilles Arseneau, P. Geo., hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada” dated March 29, 2017 (the “Report”), to the use of my name in connection with the written disclosure under the heading “Description of the Business – KHSD Property”, (the “Disclosure”) and to the inclusion of references to and extracts from or summaries of the Report and Disclosure (collectively, the “Incorporated Information”) in the Alexco’s Form 40-F and Form F-10 (File No. 333-212578).

Dated this 29th day of March, 2017.

Yours truly,

/s/ Dr. Gilles Arseneau
Dr. Gilles Arseneau,
P.Geo.
Associate Consultant
SRK Canada Inc.